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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                -----------------


                                    Form 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2003


                                -----------------


                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)


           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                   ( Address of principal executive offices )


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                              Form 20-F X   Form 40-F
                                       ---            ---

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                                   Yes      No X
                                       ---    ---

          This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            THE BANK OF TOKYO-MITSUBISHI, LTD.


Date: February 07, 2003                     By /s/ Junichirou Otsuda
                                               ---------------------------------
                                               Junichirou Otsuda
                                               Chief Manager
                                               General Affairs Office

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                                          Mitsubishi Tokyo Financial Group, Inc.

  Notice concerning issuance of new shares and secondary offering of our shares

Tokyo, February 7, 2003---Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki), resolved at a meeting of the Board of Directors concerning issuance of new shares and secondary offering of our shares as stated below.

1: Issuance of new shares by offering

   1.   Number of shares to be issued:
        454,000 new shares of the Company's common stock (shares of the Company's common stock shall be referred to as "shares" or "our shares" hereinafter) which is the sum of (1) and (2) below.
        (1) 420,000 new shares to be underwritten by purchase by underwriters in each of the offerings specified in 4. below.
        (2) A maximum of 34,000 shares which is the subject of the purchase option to be granted to the U.S. Underwriters and the International Underwriters specified in 4. (2) and (3) below.
        The number of shares mentioned in (1) and (2) above may be amended at the meeting of the Board of Directors scheduled to be held on February 17, 2003 (Monday).

   2.   Issue price:
        The issue price will be determined on any date between February 28, 2003 (Friday) and March 5, 2003 (Wednesday) (such date shall be referred to as the "Determination Date" hereinafter) in accordance with the method stated in Section 7-2 of the Rules of Fair Practice number 14 provided by the Japan Securities Dealers Association (referred to as "JSDA" hereinafter).

   3.   Portion of the issue price not to be accounted to stated capital:
        A subtraction of the amount accounted to stated capital from the issue price fixed by the method stated in 2. above. The amount accounted to stated capital shall be half of the issue price, with any fraction less than a yen resulting from the calculation being counted as a full yen.

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Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.
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                                      -1-

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   4.   Method of offering:
       (1)  Japanese Public Offering
            Offering within Japan shall be by public offering (referred to as "Japanese Public Offering" hereinafter), for which purpose shares shall be underwritten by purchase by Nomura Securities Co., Ltd., Morgan Stanley Japan Limited, Nikko Salomon Smith Barney Limited, Daiwa Securities SMBC Co. Ltd., Okasan Securities Co., Ltd. and Marusan Securities Co., Ltd. (collectively, referred to as the "Japanese Underwriters" hereinafter).
       (2)  U.S. Offering
            For the purpose of an offering in the U.S. and Canada (referred to as the "U.S. Offering" hereinafter), the aggregate number of shares shall be severally underwritten by purchase by underwriters' joint lead managers of which shall be Morgan Stanley & Co. Incorporated and Nomura Securities International, Inc. (together, referred to as the "U.S. Underwriters" hereinafter). The Company plans to grant such U.S. Underwriters the option to subscribe and purchase up to 10,000 additionally issued shares mentioned in 1.(2) above.
       (3)  International Offering
            For the purpose of an offering in the international market principally in Europe (except for U.S. and Canada) (referred to as the "International Offering" hereinafter), the aggregate number of shares shall be severally underwritten by purchase by underwriters' joint lead managers of which shall be Morgan Stanley & Co. International and Nomura International plc (together, referred to as the "International Underwriters" hereinafter). The Company plans to grant such International Underwriters the option to subscribe and purchase up to 24,000 additionally issued shares mentioned in 1.(2) above.
       (4) With regard to the offerings mentioned in (1) through (3) above, the number of shares to be issued is planned to be 250,000 shares for the Japanese Public Offering, 60,000 shares for the U.S. offering (sum of 50,000 shares of shares to be underwritten by purchase mentioned in 1.(1) above and 10,000 shares of shares to be additionally issued upon exercise of the option mentioned in 1.(2).) and 144,000 shares for the International Offering (sum of 120,000 shares of shares to be underwritten by purchase mentioned in 1.(1) above and 24,000 shares of shares to be additionally issued upon exercise of the option mentioned in 1.(2).), although the breakdown of the actual number of shares to be finally allocated among each offering, which are to be underwritten by purchase mentioned in 1.(1) above and shares to be additionally issued upon exercise of the option mentioned in 1.(2) shall be determined hereafter by taking into consideration market demand.
       (5)  Joint Global Coordinators with regard to each offering mentioned in
            (1) through (3) above shall be Nomura Securities Co., Ltd. and Morgan Stanley& Co. International Limited.
       (6) Co-Global Coordinators with regard to each offering mentioned in (1) through (3) above shall be Mitsubishi Securities Co., Ltd. and Tokyo-Mitsubishi International plc.
       (7) The Issue Price (Offering Price) with regard to each offering mentioned in (1) through

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Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.
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                                      -2-

            (3) above shall be determined based on the preliminary term (which shall be determined at a meeting of Board of Directors scheduled to be held on February 17, 2003), taking into account of market demand.
       (8) The Company shall not pay any underwriting fees to underwriters of each offering mentioned in (1) through (3) above, although the difference between the Issue Price (Offering Price) in each offering and the issue price which shall be paid to the Company from each underwriter shall be the proceeds of underwriters.

   5.   Subscription period (for Japanese Public Offering):
        The subscription period for Japanese Public Offering shall be from March 6, 2003 (Thursday) to March 10, 2003 (Monday), provided that such period is subject to advancement, in consideration of market demand, and the most advanced subscription period shall be from March 3, 2003 (Monday) to March 5, 2003 (Wednesday).

   6.   Payment day:
        The payment day shall be any date from March 10, 2003 (Monday) to March 13, 2003 (Thursday), since as stated in 5. above, the subscription period is subject to advancement, in consideration of market demand, so the most advanced date shall be March 10, 2003 (Monday).

   7.   Initial date for dividend accrual:
        October 1, 2002 (Tuesday).

   8.   Unit of shares for offering:
        1 share.

   9. The Japanese Public Offering shall be subject to the effectiveness of the Securities Registration Statement (referred to as "SRS" hereinafter) under the Securities and Exchange Law of Japan.

2: Secondary offering of our shares

   1.   Number of secondary shares to be sold:
        155,027 shares.

   2.   Selling shareholders and number of shares to be sold
                               Name                  Number of shares to be sold
                               ----                  ---------------------------
        The Bank of Tokyo-Mitsubishi Ltd.                  124,179 shares
        (referred to as "BTM" hereinafter)
        The Mitsubishi Trust and Banking Corporation        30,848 shares
        (referred to as "MTB" hereinafter)

   3.   Selling price:

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Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.
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                                      -3-

        The selling price will be determined on any date between February 28, 2003 (Friday) and March 5, 2003 (Wednesday) (such date shall be referred to as the "Determination Date of selling price") in accordance with the method stated in Section 7-2 of the Rules of Fair Practice number 14 which is established by the JSDA.
        The selling price shall be the same as the Issue Price (Offering Price) of the Public Offering mentioned in 1: Issuance of new shares by offering above.

   4.   Method of secondary offering:
        (1)   Japanese Secondary Offering
              For the purpose of a secondary offering within Japan (referred to as "Japanese Secondary Offering" hereinafter), shares shall be underwritten by purchase by the Japanese Underwriters mentioned in 4.(1) of 1: Issuance of new shares by offering above.
        (2)   U.S. Secondary Offering
              For the purpose of a secondary offering in the U.S. and Canada (referred to as the "U.S. Secondary Offering" hereinafter), shares shall be fully and severally underwritten by purchase by the U.S. Underwriters mentioned in 4.(2) of 1: Issuance of new shares by offering above.
        (3)   International Secondary Offering
              For the purpose of a secondary offering in the international market principally in Europe (except for U.S. and Canada) (referred to as the "International Secondary Offering" hereinafter), shares shall be fully and severally underwritten by purchase by the International Underwriters described in 4.(3) of 1: Issuance of new shares by offering above.
        (4)   With regard to the secondary offerings mentioned in (1) through
              (3) above, shares to be sold is planned to be 93,027 shares for the Japanese Secondary Offering (74,179 shares of BTM and 18,848 shares of MTB), 18,000 shares for the U.S. Secondary Offering (15,000 shares of BTM and 3,000 shares of MTB) and 44,000 shares for the International Secondary Offering (35,000 shares of BTM and 9,000 shares of MTB), although the actual number of shares to be sold mentioned in 1. above and the breakdown of shares to be allocated to each underwriter shall be determined by taking into account of market demand.
        (5) Joint Global Coordinators with regard to each offering mentioned in 4.(1) through (3) of 1: Issuance of new shares by offering above and to each secondary offering mentioned in (1) through (3) above shall be as stated in 4.(5) of 1: Issuance of new shares by offering above.
        (6) Co-Global Coordinators with regard to each offering mentioned in 4.(1) through (3) of 1: Issuance of new shares by offering above and to each secondary offering mentioned in (1) through (3) above shall be as mentioned in 4.(6) of 1: Issuance of new shares by offering above.
        (7)   The underwriting fees for each offering mentioned in (1) through
              (3) above, shall be the difference between the Selling Price and the sales price paid to the selling shareholders, shall be proceeds of underwriters.

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Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.
--------------------------------------------------------------------------------

   5.   Selling period (for Japanese Secondary Offering):
        The selling period for Japanese Secondary Offering shall be from March 6, 2003 (Thursday) to March 10, 2003 (Monday), provided that such period is subject to advancement, in consideration of market demand among other things, and the most advanced sales period shall be from March 3, 2003 (Monday) to March 5, 2003 (Wednesday).

   6.   Delivery day:
        The delivery day shall be any date from March 11, 2003 (Tuesday) to March 14, 2003 (Friday), since as stated in 5. above, the selling period is subject to advancement, in consideration of market demand, among other things so the most advanced date shall be March 11, 2003 (Tuesday).

   7.   Unit of shares for secondary offering:
        1 share.

   8. The Secondary Offering shall be subject to the effectiveness of the SRS under the Securities and Exchange Law of Japan.

3: Secondary offering conducted by exercise of over-allotment option

   1.   Number of shares to be sold:
        50,000 shares.
        The number of shares mentioned above is the maximum number of shares to be sold. Such number may decrease or the Offering of shares by exercise of over-allotment option itself may be ceased due to market demand. The number of shares to be sold shall be determined on the Determination Date of Selling Price mentioned in 3. of 2: Secondary offering of our shares above, taking into account of market demand. Furthermore, the number of shares to be sold may be amended at the meeting of the Board of Directors scheduled to be held on February 17, 2003 (Monday).

   2.   Selling shareholders and number of shares to be sold:
        Nomura Securities Co., Ltd. 50,000 shares

   3.   Sales price:
        Undetermined (The selling price will be determined on the Determination Date and shall be equal to the Selling Price described in 3. of 2:
        Secondary offering of our shares above.)

   4.   Method of secondary offering:
        (1) Taking into account of market demand of the Japanese Public Offering and Japanese Secondary Offering, Nomura Securities Co., Ltd. shall make secondary offering of shares which it borrows from our shareholder.
        (2)   Joint Global Coordinators of each offering stated in 4.(1) through
              (3) of 1: Issuance of

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Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.
--------------------------------------------------------------------------------
          new shares by offering above, each secondary offering stated in 4.(1) through (3) of 2: Secondary offering of our shares above and the secondary offering conducted by exercise of over-allotment option, shall be those who are stated in 4.(5) of 1: Issuance of new shares by offering above.

      (3) Co-Global Coordinators of each offering stated in 4.(1) through (3) of 1: Issuance of new shares by offering above, each secondary offering stated in 4.(1) through (3) of 2: Secondary offering of our shares above and the secondary offering conducted by exercise of over-allotment option, shall be those who are stated in 4.(6) of 1:
          Issuance of new shares by offering above.

   5. Selling period:
      The selling period shall be the same as that of the selling period for Japanese Secondary Offering described in 5. of 2: Secondary offering of our shares above.

   6. Delivery date:
      The delivery date shall be the same as that for the Japanese Secondary Offering described in 6. of 2: Secondary offering of our shares above.

   7. Unit of Shares to be sold:
      1 share.

   8. The Secondary Offering conducted by exercise of over-allotment option shall be subject to the effectiveness of the SRS under the Securities and Exchange Law of Japan.

4: Issuance of new shares by allocation to third party

   1. Number of shares to be issued:
      50,000 shares.
      Such number may be amended at the meeting of the Board of Directors scheduled to be held on February 17, 2003 (Monday).

   2. Issue price:
      The issue price will be determined on the Determination Date and shall be equal to the issue price described in 2. of 1: Issuance of new shares by offering above.

   3. Portion of the issue price not to be accounted to stated capital:
      A subtraction of the amount accounted to stated capital from the issue price fixed by the method stated in 2. above. The amount accounted to stated capital shall be half of the issue price, with any fraction less than a yen resulting from the calculation being counted as a full yen.

   4. Allocation and number of shares:
      Nomura Securities Co., Ltd.   50,000 shares

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Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.
--------------------------------------------------------------------------------

   5.  Subscription period:
       March 25, 2003 (Tuesday)

   6.  Payment day:
       March 26, 2003 (Wednesday)

   7.  Initial date for dividend accrual:
       October 1, 2002 (Tuesday).

   8.  Unit of shares for offering:
       1 share.

   9. Shares which were not subscribed within the subscription period mentioned in 5. above shall not be issued.

   10. The Offering by allocation to a third party shall be subject to the effectiveness of the SRS under the Securities and Exchange Law of Japan.

                                   *    *    *

For further information, please contact:
Kohei Tsushima, General Manager, Public Relations Office
Tel: 81-3-3240-8149


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Not to Be Circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.
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